UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

September 16, 2021

Date of Report (Date of earliest event reported)

Canadian Pacific Railway Limited

(Exact name of Registrant as specified in its charter)

Canada	001-01342	98-0355078
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

7550 Ogden Dale Road S.E., Calgary, Alberta,
Canada T2C 4X9
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (403) 319-7000

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols(s)	Name of each exchange on which registered
Common Shares, without par value, of Canadian Pacific Railway Limited	CP	New York Stock Exchange
Common Shares, without par value, of Canadian Pacific Railway Limited	CP	Toronto Stock Exchange
Perpetual 4% Consolidated Debenture Stock of Canadian Pacific Railway Company	CP40	New York Stock Exchange
Perpetual 4% Consolidated Debenture Stock of Canadian Pacific Railway Company	BC87	London Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

A copy of the investor presentation used in connection with the investor conference call referred to in Item 8.01 below is attached as Exhibit 99.1 and incorporated by reference herein.

This information is furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”), as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly stated by specific reference in such filing.

Item 8.01 Other Events.

As previously reported, on September 15, 2021, Canadian Pacific Railway Limited, a Canadian corporation (the “Corporation”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Kansas City Southern, a Delaware corporation (“Kansas City Southern”), Cygnus Merger Sub 1 Corporation, a Delaware corporation and a direct wholly owned subsidiary of the Corporation (“Surviving Merger Sub”) and Cygnus Merger Sub 2 Corporation, a Delaware corporation and a direct wholly owned subsidiary of Surviving Merger Sub. On September 16, 2021, the Corporation and Kansas City Southern held a joint investor conference call to discuss the announcement.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Presentation Slides: Investor Presentation posted on September 16, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*    *    *

FORWARD-LOOKING STATEMENTS AND INFORMATION

This current report includes certain forward looking statements and forward looking information (collectively, FLI) to provide the Corporation’s and Kansas City Southern’s shareholders and potential investors with information about the Corporation, Kansas City Southern and their respective subsidiaries and affiliates, including each company’s management’s respective assessment of the Corporation, Kansas City Southern and their respective subsidiaries’ future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; changes in business strategy and strategic opportunities; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; potential changes in the Corporation’s share price which may negatively impact the value of consideration offered to Kansas City Southern shareholders; the ability of management of the Corporation, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and Mexico; North American and global economic growth; industry capacity; shifts in market demand; changes in commodity prices and commodity demand; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; sufficiency of budgeted capital expenditures in carrying out business plans; services and infrastructure; the satisfaction by third parties of their obligations; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de Mexico, S.A. de C.V.’s Concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; and the pandemic created by the outbreak of COVID-19 and its variants, and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by the Corporation and Kansas City Southern with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Reference should be made to “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Forward Looking Statements” in the Corporation’s and Kansas City Southern’s annual and interim reports on Form 10-K and 10-Q. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this current report is expressly qualified in its entirety by these cautionary statements.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

The Corporation will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of Kansas City Southern that also constitutes a prospectus of the Corporation, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Kansas City Southern. The Corporation will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to the Corporation’s shareholders. INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF KANSAS CITY SOUTHERN AND THE CORPORATION ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KANSAS CITY SOUTHERN, THE CORPORATION, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by the Corporation and Kansas City Southern with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by the Corporation online at investor.cpr.ca and www.sedar.com, upon written request delivered to the Corporation at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling the Corporation at 1-403-319-7000, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Kansas City Southern online at www.investors.kcsouthern.com, upon written request delivered to Kansas City Southern at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling Kansas City Southern’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

You may also read and copy any reports, statements and other information filed by Kansas City Southern and the Corporation with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This current report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This current report is not a solicitation of proxies in connection with the transaction. However, under SEC rules, the Corporation, Kansas City Southern, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about the Corporation’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. Information about Kansas City Southern’s directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

By:	/s/ Nizam Hasham
Nizam Hasham
General Counsel & Assistant Corporate Secretary

Date: September 16, 2021

Exhibit 99.1 Canadian Pacific Railway & Kansas City Southern to Combine September 16, 2021

FORWARD LOOKING STATEMENTS AND ADDITIONAL INFORMATION FORWARD-LOOKING STATEMENTS AND INFORMATION This presentation includes certain forward looking statements and forward looking information (collectively, FLI) to provide CP and KCS shareholders and potential investors with information about CP, KCS and their respective subsidiaries and affiliates, including each company’s management’s respective assessment of CP, KCS and their respective subsidiaries’ future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; changes in business strategy and strategic opportunities; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; potential changes in the CP share price which may negatively impact the value of consideration offered to KCS shareholders; the ability of management of CP, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and Mexico; North American and global economic growth; industry capacity; shifts in market demand; changes in commodity prices and commodity demand; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; sufficiency of budgeted capital expenditures in carrying out business plans; services and infrastructure; the satisfaction by third parties of their obligations; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de Mexico, S.A. de C.V.’s Concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; and the pandemic created by the outbreak of COVID-19 and its variants, and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains. We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP and KCS with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Reference should be made to “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Forward Looking Statements” in CP’s and KCS’s annual and interim reports on Form 10-K and 10-Q. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty. Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this presentation is expressly qualified in its entirety by these cautionary statements. 2FORWARD LOOKING STATEMENTS AND ADDITIONAL INFORMATION FORWARD-LOOKING STATEMENTS AND INFORMATION This presentation includes certain forward looking statements and forward looking information (collectively, FLI) to provide CP and KCS shareholders and potential investors with information about CP, KCS and their respective subsidiaries and affiliates, including each company’s management’s respective assessment of CP, KCS and their respective subsidiaries’ future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; changes in business strategy and strategic opportunities; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; potential changes in the CP share price which may negatively impact the value of consideration offered to KCS shareholders; the ability of management of CP, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and Mexico; North American and global economic growth; industry capacity; shifts in market demand; changes in commodity prices and commodity demand; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; sufficiency of budgeted capital expenditures in carrying out business plans; services and infrastructure; the satisfaction by third parties of their obligations; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de Mexico, S.A. de C.V.’s Concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; and the pandemic created by the outbreak of COVID-19 and its variants, and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains. We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP and KCS with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Reference should be made to “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Forward Looking Statements” in CP’s and KCS’s annual and interim reports on Form 10-K and 10-Q. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty. Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this presentation is expressly qualified in its entirety by these cautionary statements. 2

FORWARD LOOKING STATEMENTS AND ADDITIONAL INFORMATION ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT CP will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of KCS that also constitutes a prospectus of CP, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of KCS. CP will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to CP shareholders. INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF KCS AND CP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by CP and KCS with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by CP online at investor.cpr.ca and www.sedar.com, upon written request delivered to CP at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling CP at 1-403-319-7000, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KCS online at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com. You may also read and copy any reports, statements and other information filed by KCS and CP with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. NON-GAAP MEASURES Although this presentation includes forward-looking non-GAAP measures (adjusted diluted EPS and earnings before interest, tax, depreciation and amortization (EBITDA)), it is not practicable to reconcile, without unreasonable efforts, these forward-looking measures to the most comparable GAAP measures (diluted EPS and Net income, respectively), due to unknown variables and uncertainty related to future results. Please see Note on forward-looking statements above for further discussion. PARTICIPANTS IN THE SOLICITATION OF PROXIES This presentation is not a solicitation of proxies in connection with the transaction. However, under SEC rules, CP, KCS, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about CP’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available. 3FORWARD LOOKING STATEMENTS AND ADDITIONAL INFORMATION ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT CP will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of KCS that also constitutes a prospectus of CP, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of KCS. CP will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to CP shareholders. INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF KCS AND CP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by CP and KCS with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by CP online at investor.cpr.ca and www.sedar.com, upon written request delivered to CP at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling CP at 1-403-319-7000, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KCS online at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com. You may also read and copy any reports, statements and other information filed by KCS and CP with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. NON-GAAP MEASURES Although this presentation includes forward-looking non-GAAP measures (adjusted diluted EPS and earnings before interest, tax, depreciation and amortization (EBITDA)), it is not practicable to reconcile, without unreasonable efforts, these forward-looking measures to the most comparable GAAP measures (diluted EPS and Net income, respectively), due to unknown variables and uncertainty related to future results. Please see Note on forward-looking statements above for further discussion. PARTICIPANTS IN THE SOLICITATION OF PROXIES This presentation is not a solicitation of proxies in connection with the transaction. However, under SEC rules, CP, KCS, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about CP’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available. 3

CREATING THE FIRST U.S.-MEXICO-CANADA RAIL NETWORK New direct link between Midwest U.S. / Canada to Gulf ENHANCES Coast / Mexico COMPETITION BY CREATING NEW SINGLE- LINE HAUL ROUTES UNLOCKS ANNUALIZED EBITDA SYNERGIES OF $1 BILLION New third single-line DIVERSIFIES connection between the US CURRENT BUSINESS AND Midwest and Texas/Mexico GEOGRAPHIC MIX WITH THE ADDITION OF NEW ROUTES DRIVING USMCA GROWTH AND INVESTMENT OPPORTUNITIES 4CREATING THE FIRST U.S.-MEXICO-CANADA RAIL NETWORK New direct link between Midwest U.S. / Canada to Gulf ENHANCES Coast / Mexico COMPETITION BY CREATING NEW SINGLE- LINE HAUL ROUTES UNLOCKS ANNUALIZED EBITDA SYNERGIES OF $1 BILLION New third single-line DIVERSIFIES connection between the US CURRENT BUSINESS AND Midwest and Texas/Mexico GEOGRAPHIC MIX WITH THE ADDITION OF NEW ROUTES DRIVING USMCA GROWTH AND INVESTMENT OPPORTUNITIES 4

TRANSACTION SUMMARY

US$, unless otherwise noted

FINANCIAL TERMS	**KCS shareholders will receive 2.884 CP shares and $90 in cash for each KCS common share held** • Based on closing price of August 9th, CP's proposal is valued at $300 / share[1] • Represents 34% premium to KCS' unaffected price[2] • CP and KCS shareholders will own 72% and 28% of CPKC, respectively • Preferred shareholders will receive $37.50 in cash for each KCS preferred share held • Cash consideration to be funded with cash-on-hand and $8.5 billion in committed debt financing
SYNERGIES	**Expected to unlock $1 billion in EBITDA growth opportunities** • Increased from initial $780 million estimate following shippers' response to the pro-growth combination
TIMING	**Closing into a Voting Trust expected in Q1 2022** • Pertinent circumstances have not changed since STB's decision approving use of CP-KCS voting trust • Shareholders of CP and KCS expected to vote on the transaction in December 2021 • Upon closing into a voting trust, shareholders of KCS will receive their consideration in full • Full control of KCS expected to be obtained in H2 2022, following full STB approval and unwinding of voting trust
GOVERNANCE	**The combined business will be named Canadian Pacific Kansas City ("CPKC")** • Global headquarters will be in Calgary, Alberta and Kansas City, Missouri will be the U.S. headquarters • Mexico headquarters will remain in Mexico City and Monterrey • CP's U.S. headquarters in Minneapolis-St. Paul will remain an important base of operations • Keith Creel will serve as Chief Executive Officer of CPKC, with four KCS Directors joining CP's expanded Board at the appropriate time

1.Based on CP closing price of CAD$91.50 as of August 9, 2021, converted at a 1.2565 USD/CAD spot exchange rate.
2.Based on KCS' unaffected closing price of $224.16 as of March 19, 2021.

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COMBINATION UNLOCKS $1BN IN EBITDA GROWTH OPPORTUNITIES Increased from previous $820 MILLION estimate of $600 million based EBITDA GROWTH FROM MARKET OPPORTUNITIES on customer feedback and additional market insight, • Unique combination enables significant growth for our customers particularly in the Bulk and throughout North America Intermodal segments • Efficient new single-line routes and dramatically expanded market reach for customers • Planned capital investments to support growth synergies, such as additional network sidings, siding extensions and investment in Centralized Traffic Control (CTC) $180 MILLION COST AND EFFICIENCY IMPROVEMENTS • Driven by a combination of improved fuel efficiency, lower G&A costs, equipment rents as well as facilities, IT spend and licensing • CPKC to utilize best practices to support increased operating efficiencies FOLLOWING COMPLETION OF THE TRANSACTION ANTICIPATED IN H2 2022, CPKC EXPECTS TO GENERATE $1 BILLION IN ANNUALIZED SYNERGIES WITHIN 3 YEARS Note: Synergy estimates in US$. 6COMBINATION UNLOCKS $1BN IN EBITDA GROWTH OPPORTUNITIES Increased from previous $820 MILLION estimate of $600 million based EBITDA GROWTH FROM MARKET OPPORTUNITIES on customer feedback and additional market insight, • Unique combination enables significant growth for our customers particularly in the Bulk and throughout North America Intermodal segments • Efficient new single-line routes and dramatically expanded market reach for customers • Planned capital investments to support growth synergies, such as additional network sidings, siding extensions and investment in Centralized Traffic Control (CTC) $180 MILLION COST AND EFFICIENCY IMPROVEMENTS • Driven by a combination of improved fuel efficiency, lower G&A costs, equipment rents as well as facilities, IT spend and licensing • CPKC to utilize best practices to support increased operating efficiencies FOLLOWING COMPLETION OF THE TRANSACTION ANTICIPATED IN H2 2022, CPKC EXPECTS TO GENERATE $1 BILLION IN ANNUALIZED SYNERGIES WITHIN 3 YEARS Note: Synergy estimates in US$. 6

ENHANCES COMPETITIVE OPTIONS FOR CUSTOMERS AND ENABLES NORTH AMERICAN GROWTH BULK ECP & MERCHANDISE New single-line New single-line competition for shipments for grain shipments of energy, from Canada and the chemicals & plastics Upper Midwest to and merchandise domestic and export moving between markets in Southern Canada, the US and US and Mexico Mexico INTERMODAL AUTOMOTIVE New head-to-head New head-to-head single-line single-line competition for competition for intermodal shipments automotive between Mexico and shipments between the Upper Midwest Canada, US Midwest and Canada and Mexico CPKC’S NETWORK TO BENEFIT CUSTOMERS ACROSS ALL BUSINESS LINES 7ENHANCES COMPETITIVE OPTIONS FOR CUSTOMERS AND ENABLES NORTH AMERICAN GROWTH BULK ECP & MERCHANDISE New single-line New single-line competition for shipments for grain shipments of energy, from Canada and the chemicals & plastics Upper Midwest to and merchandise domestic and export moving between markets in Southern Canada, the US and US and Mexico Mexico INTERMODAL AUTOMOTIVE New head-to-head New head-to-head single-line single-line competition for competition for intermodal shipments automotive between Mexico and shipments between the Upper Midwest Canada, US Midwest and Canada and Mexico CPKC’S NETWORK TO BENEFIT CUSTOMERS ACROSS ALL BUSINESS LINES 7

EXPECTED TRANSACTION TIMING

APPROVAL OF CP VOTING TRUST	CIRCUMSTANCES UNCHANGED FROM STB MAY 6TH APPROVAL
SHAREHOLDER VOTES	EXPECTED DECEMBER 2021 (CP & KCS)
RECEIVE MEXICAN IFT AND COFECE APPROVALS[1]	EXPECTED Q1 2022
KCS SHAREHOLDERS RECEIVE CONSIDERATION AND TRANSACTION CLOSES INTO VOTING TRUST	EXPECTED Q1 2022
FULL CONTROL OF KCS OBTAINED FOLLOWING FULL STB APPROVAL	EXPECTED H2 2022

Note: Canadian Competition Act and Investment Canada Act approvals are not required. Instituto Federal de Telecomunicaciones (IFT) and Comisión Federal de Competencia Económica (COFECE) are required.

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CP-KCS DELIVERS SIGNIFICANT BENEFITS TO ALL STAKEHOLDERS CREATE THE FIRST U.S.-MEXICO-CANADA RAIL NETWORK –TRULY END-TO-END AND PRO-COMPETITIVE WITH NO OVERLAP WELL POSITIONED FOR GROWTH, BRINGING TOGETHER TWO RAILROADS WITH ü COMBINATION OFFERS HIGHEST 3-YEAR REVENUE CAGR SIGNIFICANT BENEFITS TO RAIL SHIPPERS AND ANNUALIZED EBITDA SYNERGIES OF $1 BILLION THE SUPPLY CHAIN CREATES SIGNIFICANT VALUE FOR ALL ü KCS SHAREHOLDERS STAKEHOLDERS AND DRIVE ACCRETION TO 1 CP’S ADJUSTED DILUTED EPS BENEFIT FROM CLEAR PATH TO CLOSING CP’S LEADING MANAGEMENT TEAM HAS ü CONSERVATIVE CONSISTENTLY OUTPERFORMED AND DELIVERED SUPERIOR RESULTS FOR BALANCE SHEET SHAREHOLDERS 1. The combination is expected to generate double-digit accretion to CP’s adjusted diluted EPS upon the full realization of synergies following CP’s acquisition of control of KCS. 9